SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, DC 20549
                             __________

                            SCHEDULE 13D
                           (Rule 13d-101)

INFORMATION REQUIRED TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
           AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                       Regency Affiliates, Inc.
                         (Name of Issuer)

                        Common Stock $0.40 Par Value
                  (Title of Classes of Securities)


                             758847107
                           (CUSIP Number)

                      Thomas F. Flaherty, Esq.
                          500 Energy Plaza
                       409 South 17th Street
                       Omaha, Nebraska  68102
                       Telephone Number:  (402) 341-6000
           (Name, Address, and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                           May 23,1997
          (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box__ .

          Note. Six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                   (Continued on following pages)

                         (Page 1 of 4 Pages)

CUSIP No.  758847107               13D                       Page 2 of 4 Pages

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Edward E. Gatz, M.D.


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)__
    (b)__


3   SEC USE ONLY


4   SOURCE OF FUNDS*
      PF


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIREDPURSUANT TO ITEM 2(d) or 2(e)__


6   CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.A.


NUMBER OF      7         SOLE VOTING POWER

SHARES                   380,000

BENEFICIALLY   8         SHARED VOTING POWER

OWNED BY                 407,600

EACH           9         SOLE DISPOSITIVE POWER

REPORTING                380,000

PERSON WITH    10        SHARED DISPOSITIVE POWER

                         407,600

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       920,600


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     __


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.4%


14   TYPE OF REPORTING PERSON*
     IN





CUSIP No.  758847107               13D               Page 3 of 4 Pages

Item 1.   Security and Issuer.

     The class of securities to which this statement relates is the $0.40 par value common stock ("Common Stock") of Regency Affiliates, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 729 South Federal Hwy., Suite 307, Stuart, Florida 34994 and its administrative offices are located at 10842 Old Mill Road, #5B, Omaha, Nebraska 68154.

Item 2.   Identity and Background.

     This statement is being filed by Edward E. Gatz, M.D., an individual ("Investor"), whose business address is 10029 Frederick Street, Omaha, Nebraska 68124. The Investor is a physician and the sole shareholder of Edward E. Gatz, M.D., P.C., a Nebraska professional corporation, whose address is 10029 Frederick Street, Omaha, Nebraska 68124. The Investor has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Investor has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Investor was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Investor is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     The Investor acquired his Common Stock in a series of purchases over time, commencing in November, 1990, and continuing through his most recent purchases on June 4, 1998.

Item 4.   Purpose of Transaction.

     The Investor acquired his Common Stock for investment purposes.

Item 5.   Interest in Securities of the Issuer.

     The Investor is the beneficial owner of 920,600 shares of Common Stock. This amount represents 7.4% of the Issuer's issued and outstanding Common Stock as of February 28, 1998. The Investor retains sole voting and dispositive power over 380,000 shares of such Common Stock and shares voting and dispositive power with his spouse over 407,600 shares of such Common Stock. The Investor's spouse holds 133,000 of such total shares of Common Stock in her name only.



CUSIP No.  758847107               13D                  Page 4 of 4 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.


Item 7.   Material to be Filed as Exhibits.

     None.


                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     June 5, 1998
                                     (Date)

                                     /s/ Edward E. Gatz, M.D.
                                     (Signature)

                                     Edward E. Gatz, M.D.
                                     (Name)